Exhibit 12.1

Live Nation Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	Year Ended December 31,
	2017	2016	2015	2014	2013
(in thousands, except ratio)
Income (loss) from continuing operations before income taxes	$(9,380)	$48,326	$6,353	$(99,820)	$(5,137)
Equity in earnings (losses) of nonconsolidated affiliates	1,161	(17,802)	1,502	4,166	856
Income (loss) before income taxes, equity in earnings of nonconsolidated affiliates and cumulative effect of a change in accounting principle	(10,541)	66,128	4,851	(103,986)	(5,993)
Dividends and other received from nonconsolidated affiliates	—	—	—	—	—
Total earnings	(10,541)	66,128	4,851	(103,986)	(5,993)
Fixed charges:
Interest expense	106,722	106,506	102,881	106,312	111,659
Amortization of loan fees *	—	—	—	—	—
Interest portion of rentals	77,032	68,608	55,834	54,495	56,921
Total fixed charges	183,754	175,114	158,715	160,807	168,580
Preferred stock dividends	—	—	—	—	—
Total fixed charges	183,754	175,114	158,715	160,807	168,580
Total earnings available for payment of fixed charges	$173,213	$241,242	$163,566	$56,821	$162,587
Ratio of earnings to fixed charges	0.94	1.38	1.03	0.35	0.96
Deficiency of earnings to fixed charges	(10,541)	—	—	(103,986)	(5,993)
Interest portion of rentals	35%	35%	35%	35%	35%
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*	Amortization of loan fees is included in interest expense